UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Southern Missouri Bancorp, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

843380 10 6

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 843380 10 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities Only) Southern Missouri Bank and Trust Co. Employee Stock Ownership Plan IRS I.D. No. 43-0462350
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Not Applicable

NUMBER OF	5	SOLE VOTING POWER
SHARES		24,508
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		124,878
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		149,386
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,386
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12	TYPE OF REPORTING PERSON EP

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CUSIP NO. 843380 10 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities Only) Southern Missouri Bank & Trust Co. IRS I.D. No. 43-0462350
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Not Applicable

NUMBER OF	5	SOLE VOTING POWER
SHARES		24,508
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		124,878
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		149,386
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,386
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12	TYPE OF REPORTING PERSON* BK

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CUSIP NO. 843380 10 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities Only) Thadis R. Seifert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER
SHARES		24,508 (as Trustee of ESOP)
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		124,878 (as Trustee of ESOP)
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		149,386 (as Trustee of ESOP)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,386 (as Trustee of ESOP)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12	TYPE OF REPORTING PERSON* IN

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CUSIP NO. 843380 10 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities Only) Leonard W. Ehlers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER
SHARES		24,508 (as Trustee of ESOP)
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		124,878 (as Trustee of ESOP)
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		149,386 (as Trustee of ESOP)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,386 (as Trustee of ESOP)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12	TYPE OF REPORTING PERSON* IN

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CUSIP NO. 843380 10 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities Only) James W. Tatum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER
SHARES		24,508 (as Trustee of ESOP)
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		124,878 (as Trustee of ESOP)
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		149,386 (as Trustee of ESOP)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,386 (as Trustee of ESOP)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12	TYPE OF REPORTING PERSON* IN

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ITEM 1(a)	Name of Issuer: Southern Missouri Bancorp, Inc. (the "Corporation")
ITEM 1(b)	Address of Issuer's Principal Executive Officers: 531 Vine Street, Poplar Bluff, MO 63901
ITEM 2(a)	Names of Persons Filing:

Southern Missouri Bank and Trust Co. Employee Stock Ownership Plan (the "ESOP").

Southern Missouri Bank and Trust Co., Thadis R. Seifert, Leonard W. Ehlers and James W. Tatum (the "Trustees"), the trustees of the ESOP. The Trustees may also be deemed to beneficially own the shares held by the ESOP.

ITEM 2(b)	Address of Principal Business Office: The business address of the ESOP is: 531 Vine Street, Poplar Bluff, MO 63901 The business address of the Trustees are: 531 Vine Street, Poplar Bluff, MO 63901
ITEM 2(c)	Citizenship:

Southern Missouri Bank and Trust Co. is a stock savings bank organized under the laws of Missouri. Thadis R. Seifert, Leonard W. Ehlers and James W. Tatum are citizens of the United States.

ITEM 2(d)	Title of Class of Securities: Common stock, par value $.01 per share (the "Common Stock").
ITEM 2(e)	CUSIP Number: 843380 10 6
ITEM 3	If this statement is filed pursuant to Section 240.13d-2(b) or (c), check whether the person filing is:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	[X]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

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ITEM 4	Ownership:

The ESOP holds an aggregate of 149,386 shares of Common Stock (6.5% of the outstanding shares). The ESOP has sole voting power with respect to shares held by it which have not been allocated to participant accounts, shared voting power with respect to shares held by it which have been allocated to participant accounts and sole dispositive power with respect to all shares (allocated and unallocated) held by the ESOP.

The Trustees may be deemed to beneficially own the 149,386 shares held by the ESOP. However, the Trustees expressly disclaim beneficial ownership of all of such shares.

Other than the shares held by the ESOP (of which the Trustees expressly disclaim beneficial ownership), below is the beneficial ownership of the individual Trustees of shares of common stock of the issuer:

Individual Trustee	Beneficial Ownership
Thadis R. Seifert	137,108
Leonard W. Ehlers	88,554
James W. Tatum	88,554

Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustees as to the voting of the shares allocated to their ESOP accounts. On each issue with respect to which shareholders are entitled to vote, the Trustees are required to vote the shares held by the ESOP which have not been allocated to participant accounts in the manner directed under the ESOP.

ITEM 5	Ownership of Five Percent or Less of a Class: Not Applicable.
ITEM 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.
ITEM 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.
ITEM 8	Identification and Classification of Members of the Group: Not Applicable.
ITEM 9	Notice of Dissolution of Group: Not Applicable.

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ITEM 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOUTHERN MISSOURI BANK AND TRUST CO. EMPLOYEE STOCK OWNERSHIP PLAN
Date: February 12, 2004	By: /s/ Thadis R. Seifert Southern Missouri Bank and Trust Co., as Trustee Name: Thadis R. Seifert
SOUTHERN MISSOURI BANK AND TRUST CO.
Date: February 12, 2004	By: /s/ Thadis R. Seifert Name: Thadis R. Seifert Title: Trustee
Date: February 12, 2004	By: /s/ Leonard W. Ehlers Name: Leonard W. Ehlers Title: Trustee
Date: February 12, 2004	By: /s/ James W. Tatum Name: James W. Tatum Title: Trustee

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February 12, 2004

Southern Missouri Bank and Trust Co.
Employee Stock Ownership Plan
531 Vine Street
Poplar Bluff, MO 63901

Dear Sir/Madam:

This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13G being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.

Sincerely,

SOUTHERN MISSOURI BANK AND TRUST CO.

By: /s/ Thadis R. Seifert Thadis R. Seifert, as Trustee

SOUTHERN MISSOURI BANK AND TRUST CO.
EMPLOYEE STOCK OWNERSHIP PLAN

By: /s/ Thadis R. Seifert Name: Thadis R. Seifert Title: Trustee	By: /s/ Thadis R. Seifert Name: Thadis R. Seifert Title: Trustee
By: /s/ Leonard W. Ehlers Name: Leonard W. Ehlers Title: Trustee
By: /s/ James W. Tatum Name: James W. Tatum Title: Trustee